EXHIBIT 99.1

Yamana Gold Exceeds 2019 Production Guidance for All Metals; Jacobina Tops Revised Full Year Guidance; El Peñón Posts Exceptional Quarterly Production

TORONTO, Jan. 15, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) herein announces fourth quarter and full year preliminary 2019 production results, which exceeded guidance for gold, silver, and gold equivalent ounces (“GEO”).

FOURTH QUARTER AND FULL YEAR 2019 HIGHLIGHTS

  Strong production momentum continued into the fourth quarter and for the full year 2019 with production results as presented in the tables below.
  Fourth quarter production of 256,288 GEO, including 221,595 ounces of gold and 2.97 million ounces of silver, was above expectations.
  Full year production of 1.02 million GEO(1), including 900,339 ounces of gold, exceeded guidance of 1.01 million GEO(1) and 899,000 ounces of gold.
  Full year silver production of 10.6 million ounces exceeded guidance of 10.0 million ounces.
	Fourth Quarter 2019 Preliminary Production	Full Year 2019 Preliminary Production	2019 Full Year Guidance
GEO(1) Production (oz.)	256,288	1,024,454	1,010,000
Gold Production (oz.)	221,595	900,339	899,000
Silver Production (oz.)	2,967,867	10,640,156	10,000,000

OPERATIONAL HIGHLIGHTS

  Jacobina posted record quarterly production of 41,774 ounces of gold and a further record, all-time high full year production of 159,499 ounces, which is also well above revised guidance of 152,000 ounces set in June 2019 and original guidance of 145,000 ounces.
  El Peñón posted its highest quarterly and yearly production since rightsizing the operation in late 2016. Gold production for the quarter was 48,131 ounces and full year production was 159,515 ounces, well above guidance for 150,000 ounces.
  Canadian Malartic produced 85,042 ounces of gold (50% basis) during the quarter and 334,596 ounces of gold (50% basis) for the year, in both cases well in line with budget.
  Minera Florida produced 20,080 ounces of gold during the quarter, including more than 8,200 ounces in a standout month of December, which represents 50% more ounces than the monthly average in the preceding eleven months, for a total of 73,617 ounces of gold for the year. The Company views the recent performance as indicative of sustainably higher production from Minera Florida during 2020 compared with the last two years.
  Cerro Moro produced 26,568 ounces of gold and 1,584,904 ounces of silver during the quarter, with full year gold production of 120,802 ounces and full year silver production of 6,322,864 ounces. Linear development, which was delayed in the quarter, is expected to improve throughout this year.  Silver production exceeded plan although the positive contribution on GEO production was impacted by the higher GEO ratio from the outperformance of the gold price relative to silver price during the year compared to that assumed in guidance. The Company expects a further strong contribution to GEO production from silver at Cerro Moro as gold grades remain flat with silver grades significantly increasing during 2020.
  Production in the month of December overall was a standout at 87,441 GEO representing more than 5% better than budget for the month.

(All amounts are expressed in United States dollars unless otherwise indicated)

  Gold equivalent ounces (“GEO”) include gold plus silver at a ratio of 85.54, 86.02, and 90.09 for the fourth quarter of 2019, full year 2019, and full year 2019 guidance.
  Total Yamana includes Chapada, which was divested in July 2019.

Mine-by-Mine	Fourth Quarter 2019 Preliminary Production	Full Year 2019 Preliminary Production
Gold (oz.)
Chapada		52,311
El Peñón	48,131	159,515
Canadian Malartic (50%)	85,042	334,596
Jacobina	41,774	159,499
Cerro Moro	26,568	120,802
Minera Florida	20,080	73,617
Total Yamana(2)	221,595	900,339

Silver (oz.)
El Peñón	1,382,963	4,317,292
Cerro Moro	1,584,904	6,322,864
Total Yamana(2)	2,967,867	10,640,156

Costs are expected to be in line with previous guidance and adjustments noted during the year that impacted all-in sustaining costs, including approximately $30 per GEO(1) from the removal of production from Chapada in the second half of the year. Costs were also impacted by decisions to spend more on exploration as well as the higher GEO ratio.

More detailed information relating to production and costs along with financial results, mineral reserve and mineral resource estimates, and guidance for 2020 to 2022 will be provided on February 13, 2020.

PREVIOUSLY ANNOUNCED INCREASE TO DIVIDEND

Effective for the first quarter of 2020, the Company will implement its previously announced 25% dividend increase, bringing its annual dividend to $0.05 per share. This will mark the second increase to the annual dividend in the past six months.

FOURTH QUARTER AND FULL YEAR 2019 FINANCIAL RESULTS RELEASE

The Company will release its complete fourth quarter and full year 2019 operational and financial results after market close on Thursday, February 13, 2020 followed by a conference call and webcast on Friday, February 14, 2020 at 9:00 a.m. ET.

Fourth Quarter and Full Year 2019 Conference Call Details

Toll Free (North America):	1-800-273-9672
Toronto Local and International:	416-340-2216
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	5849142

The conference call replay will be available from 12:00 p.m. ET on February 14, 2020 until 11:59 p.m. ET on March 6, 2020.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, changes to its dividend policy and dividend reporting, the implementation of a cash reserve fund in order to sustain dividend level independent of gold prices, the Company’s expectation that it will continue to generate cash flow and execute on monetization initiatives, some of which will support the cash reserve fund, or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include unforeseen impacts on cash flow, monetization initiatives, and available residual cash, an inability to maintain a cash reserve fund balance that can support current or future dividend increases, the outcome of various planned technical studies, production and exploration, development, optimizations and expansion plans at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture or jointly owned operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.